

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Companhia de Bebidas das Américas-AmBev
(Name of Subject Company)

American Beverage Company-AmBev
(Translation of Subject Company's Names into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company's Incorporation or Organization)

InBev SA/NV
(Names of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Pedro Mariani
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-001 São Paulo, SP
Federative Republic of Brazil
(55 11) 2122-1200
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February [14], 2005
(Date Tender Offer/Rights Offering Commenced)

Exhibits listed on page 2.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as Exhibit A to this Form: Page 4

Exhibit number	Description
1	English translation of the Edital issued by Companhia de Bebidas das Américas-AmBev by order and on account of InBev NV/SA dated February 14, 2005.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Edital issued by Companhia de Bebidas das Américas-AmBev by order and on account of InBev NV/SA dated February 14, 2005.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following document is attached as Exhibit B to this Form: Page 28

1. English translation of Appraisal Report prepared by Banco Itaú BBA S/A dated June 30, 2004.

PART III — CONSENT TO SERVICE OF PROCESS

InBev NV/SA is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INBEV SA/NV

By ________________________________
Name: Andre Weckx
Title: Executive Board Member

By ________________________________
Name: Stefan Descheemaeker
Title: Executive Board Member

Date: February 11, 2005

EXHIBIT A

PUBLIC OFFER FOR ACQUISITION OF COMMON SHARES ISSUED BY

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
PUBLICLY HELD COMPANY
CNPJ no. 028.808.708/0001-7
Code ISIN BRAMBVACNOR4

BY ORDER AND ON ACCOUNT OF

INBEV SA/NV
Public Limited Liability Company

BANCO ITAÚ BBA S/A ("Intermediary Institution"), by order and on account of INBEV SA/NV ("InBev" or "Offeror", formerly named Interbrew SA/NV), a public limited liability company duly organized and existing under the laws of Belgium, is hereby submitting to the common shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV ("AmBev") a public offer ("Offer") for the acquisition of AmBev's common shares ("Common Shares"), pursuant to the procedures of Instruction no. 361/02 of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* – "CVM") according to the terms and conditions below:

1. THE OFFER

1.1 Legal Grounds: The Offer is made as a result of the indirect transfer of AmBev's common stock by its former indirect controlling shareholder, BRC SàRL ("Former Controlling Shareholder") to InBev ("Transfer of Control"), as established by article 254-A of Law no. 6.404/76, regulated by CVM Instruction no. 361/02. The notice of the Transfer of Control and the terms of this Offer was given to all shareholders of AmBev through the publication of the *Fatos Relevantes* (Relevant Notices) on August 31, 2004, September 02, 2004 and October 13, 2004.

1.2 Validity: The Offer shall remain valid for a period of 44 days from the date of its publication, on February 14, 2005. The Offer shall then expire on March 29, 2005, on which date the auction ("Auction") will be held.

1.3 Shares Object of Offer: The Offeror agrees to acquire the following Common Shares, through the Intermediary Institution, by means of this Offer:

(i) up to 100% of the Common Shares outstanding in the market as of the date of the Auction, which, on December 31, 2004, amounted to 3,577,208,360 Common Shares or 15.2% of the voting capital and 6.3% of the total capital stock of AmBev;

(ii) the Common Shares held by a subsidiary of AmBev which, on December 31, 2004, amounted to 60,730,600 Common Shares representing 0.3% of AmBev's voting capital and 0.1% of its total capital stock; and

(iii) Common Shares held by members of AmBev management which, on December 31, 2004, amounted to 6,006,448 Common Shares representing 0.02% of the voting capital and 0.01% of the total capital stock of AmBev.

1.3.1 By disposing of Common Shares in this Offer, common shareholders of AmBev who tender their shares shall be deemed to represent that such Common Shares are free and clear of any lien, security interest, interest in securities, usufruct or other form of encumbrance preventing the immediate exercise by the Offeror of the full ownership of such Common Shares, besides meeting the requirements for trading of such shares as set out in the São Paulo Stock Exchange ("BOVESPA") Transaction's Rules.

1.3.2 In case AmBev declares dividends or interest on capital during the period commencing on the date of publication of the terms of this Offer and ending on the effective transfer of the Common Shares tendered at the Auction to the Offeror, the payments of such dividends and/or interest on capital will be made to the shareholders of AmBev registered as owners or beneficiaries of the shares on the date of said declaration, even if, in the case of Share Payment Option (as described in Section 1.4.1 below), those shares were blocked on a CBLC Account (as described in Section 3.1 below).

1.4 Price of the Offer: Under the terms of article 254-A of Law no. 6.404/76, the Offeror is obligated to make this Offer at a price at least equivalent to 80% of the value paid per common share of AmBev to its Former Controlling Shareholder under the Transfer of Control transaction. The acquisition price for the Common Shares tendered at the Auction will be paid in one of the following manners, at the option of each tendering Common Shareholder, subject to the conditions set forth in Sections 1.4.1 and 1.4.2 below:

(i) payment in ordinary shares of InBev ("Share Payment Option"); or

(ii) payment in cash, in Brazilian currency ("Cash Payment Option").

1.4.1 Share Payment Option:

(i) Eligible common shareholders of AmBev that elect the Share Payment Option (each a "Share Option Electing Shareholder") will be entitled to receive 13.827166 ordinary shares of InBev for each lot of 1,000 Common Shares of AmBev they tender in the Auction. InBev shall be entitled to select, in its sole discretion, until the Share Settlement Date (as described in Section 4.1 below), to deliver to any Share Option Electing Shareholder, either newly issued ordinary shares or already outstanding ordinary shares. If InBev elects to make such payment with newly-issued ordinary shares of InBev, InBev itself will be responsible for the payment thereof. If, on the other hand, InBev elects to make such payment with existing ordinary shares of InBev, such payment will be made directly by InBev and/or through one of its subsidiaries, Interbrew International B.V. ("IIBV"), a corporation duly organized and existing under the laws of The Netherlands, with its principal business address at Ceresstraat 1, 4811 CA Breda, The Netherlands. The Share Payment Option will be available to all common shareholders of AmBev to the extent that, in accepting the use of such option by any such common shareholder of AmBev:

> (a) the Offeror will not be violating any laws and regulations in force in Brazil on the Auction Date (as described in Section 2 below);
>
> (b) the Offeror will not be delivering any InBev ordinary shares to a United States resident of a Cash Payment Option State (as described in Section 1.6 below); and
>
> (c) InBev or IIBV, as the case may be, will be entitled to obtain full registration, as a foreign investment in Brazil pursuant to Law 4131/62 or Resolution 2,689 of the Brazilian Monetary Council ("CMN"), of its investment in Brazil resulting from the acquisition of the Common Shares by means of this Offer. The Intermediary Institution will inform the Share Option Electing Shareholders through their Brokers (as defined below) as to which legal entity, InBev or IIBV, will carry out the Share Payment Option within 5 (five) business days after the Auction Date.

(ii) No fractions of InBev shares will be delivered to the Share Option Electing Shareholders. In the event that any Share Option Electing Shareholder is entitled to receive fractions of InBev shares, such Share Option Electing Shareholder will be entitled to receive on the Share Option Settlement Date (as described in Section 4.1 below) an amount in Brazilian Reais (R$) equal to a proportional fraction of EUR 25.55 per InBev ordinary share, rounded up at the second decimal. Such amount corresponds to the price used for the purposes of calculating the Cash Payment Option (as described below) and shall be converted into Brazilian Reais (R$) by using the exchange rates referred to in Section 1.4.2 of the third business day immediately preceding the Share Option Settlement Date.

(iii) Each ordinary share of InBev to be delivered in the Share Payment Option will entitle the owner thereof to one vote in the shareholders meetings of InBev. Each such ordinary share of InBev will be entitled only to dividends relating to the financial year ending on December 31, 2005 and to subsequent financial years. The shares of InBev received under the Share Payment Option will trade solely on Euronext Brussels and will not be registered with CVM or the Brazilian stock exchanges. Outstanding InBev shares are already admitted to listing on Euronext Brussels. It is expected that newly issued InBev shares would be admitted to listing on or around the Share Option Settlement Date (as defined in Section 4.1 hereinafter).

1.4.2 Cash Payment Option

(i) The Cash Payment Option will be paid in an amount in Brazilian Reais (R$) equal to EUR 353.28, converted into U.S. dollars by using the average of the Benchmark fixings (6 pips from the EUR/USD Benchmark Mid Rate) at the following fixing times: 11:00 am, 12:00 pm or 1:15 pm, London time, on the first business day following the Auction Date, as disclosed on Bloomberg page FXBE1 5 minutes after the respective fixing time. Such USD amount shall be further converted into Brazilian Reais (R$) at the USD/BRL exchange ratio furnished by the Brazilian Central Bank ("BACEN"), through the SISBACEN - Brazilian Central Bank Information System, Transaction PTAX800, Currency Code 220, Option 5, closing purchase rate, of the first business day following the Auction Date, for each 1,000 Common Shares issued by AmBev sold by such shareholders in the Auction (each a "Cash Option Electing Shareholder"). The conversion of the Euro amount into U.S. dollars and thereafter the conversion of the resulting U.S. dollar amount into Brazilian Reais is being carried out because of the low liquidity of the foreign exchange market for Euros in Brazil.

(ii) Payment of the Cash Payment Option will be made by InBev's Brazilian subsidiary, InBev Holding Brasil S.A. ("InBev Brasil"), a company with its registered office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, no. 3,729, 7th floor, enrolled at the CNPJ/MF under no. 97.363.642/0001-97.

(iii) Cash Option Electing Shareholders should be aware that the amount in Brazilian Reais that will be due to such shareholders will not be available on the Auction Date, since the exchange rates that will be used will only be announced after 6.00 pm on the business day following the Auction Date. For the same reason, the registration, by BOVESPA, of the transactions relating to the Offer will only be effective on the second business day following the Auction Date.

1.5 Consequence of the Acceptance of the Offer: By accepting this Offer, each common shareholder of AmBev agrees to dispose of the ownership of his/her Common Shares according to the terms and conditions provided herein, including all rights attached to such Common Shares.

1.6 Notice to U.S. holders: This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States ("U.S."). Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies. It may be difficult for holders to enforce their rights and any claim they may have arising under the federal securities laws of the U.S., since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. U.S. holders should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

If you are the resident of a state or other U.S. jurisdiction that requires registration or qualification of the InBev ordinary shares that would be delivered pursuant to the Share Payment Option (the "Cash Payment Option States"), you will not be eligible to receive the Share Payment Option and must select the Cash Payment Option (the "Cash Payment Option States"). By selecting the Share Payment Option, U.S. holders are representing that they are not residents of a state requiring registration or qualification of the InBev ordinary shares that will be delivered pursuant to the Share Payment Option. This is not an offer of the Share Payment Option in any U.S. jurisdiction that would require registration or qualification of the InBev ordinary shares that would be delivered thereunder.

2. THE AUCTION

2.1 Auction Date: The Auction shall take place on March 29, 2005 (the "Auction Date"), at 3:00 pm, at the premises of BOVESPA.

2.2 Acceptance Procedures: At 12:00 pm on the Auction Date, Brokers (as described in Section 3 below) representing the shareholders who complied with the qualification requirements set out by Section 3 hereof shall inform the Auction Chief of BOVESPA or register directly in the MEGABOLSA System, by means of code AMBV11L, for the Share Payment Option, and code AMBV3L , for the Cash Payment Option, the number of Common Shares held and to be sold by the shareholders that will be represented by them in the Auction ("Sale Order").

2.3 Third Party Competing Offers: Any third party may place a competing purchase bid for the acquisition of all or any part of the Common Shares, provided that:

(i) such competing offer has been registered with CVM; and

(ii) the competing bid amount is, at least, five per cent (5%) higher than the initial price for the Cash Payment Option of this Offer.

2.4 Brokerage Costs and Fees: All brokerage costs and fees, including "emolumentos", relating to the sale of Common Shares in Brazil will be borne by the respective sellers and those relating to the purchase will be borne, directly or indirectly, by the Offeror.

2.5 Offeror's Representative: Itaú Corretora de Valores S.A. ("Itaú Corretora") will be the representative of the Offeror at the Auction.

3. QUALIFICATION

A common shareholder of AmBev wishing to participate in the Auction must qualify through Itaú Corretora or any broker authorized to act in the stock exchange (each, a "Broker" and collectively, "Brokers") by **5:00pm on March 28, 2005** ("Qualification Period"). The participation in the Auction shall comply with the rules established by the Transactions Rules of BOVESPA and the *Companhia Brasileira de Liquidação e Custódia* ("CBLC"), in addition to the requirements set out by Sections 3.1 to 3.7, as applicable.

3.1 Documents Necessary to Qualification for the Share Payment Option:

(i) For the purposes of the Share Payment Option, and the conditions of this Edital, Share Option Electing Shareholders are divided into three categories as follows:

(a) any natural person, legal entity, fund or lawful universality, resident, domiciled or incorporated in Brazil that, after receiving the ordinary shares of InBev contemplated in this Offer and also taking into consideration any other unrelated transactions related to other investments made by such investor abroad, will have invested less than US$5 million (or its equivalent in any other foreign currency) outside Brazil in the 12-month period preceding the Auction ("Exempted Brazilian Investor"), as per Sections 5.5 and 5.6 below;

(b) any natural person, legal entity, fund or lawful universality resident, domiciled or incorporated in Brazil that, after receiving the ordinary shares of InBev contemplated in this Offer and also taking into consideration any other unrelated transactions related to other investments made by such investor abroad, will have invested more than US$5 million (or its equivalent in any other foreign currency) outside Brazil in the 12-month period preceding the Auction ("Non-Exempted Brazilian Investor"), as per Sections 5.5 and 5.6 below; and

(c) any natural person, legal entity, fund or lawful universality, resident, domiciled or incorporated outside Brazil that holds the Common Shares through a local managed portfolio pursuant to Resolution 2,689 of the CMN ("Non-Exempted Foreign Investor").

(ii) A Share Option Electing Shareholder must qualify through the Brokers during the Qualification Period, directly or through a duly appointed attorney-in-fact, and furnish the following documents/information to the relevant Broker, as the case may be, without which the qualification of a Share Option Electing Shareholder will not be accepted:

(a) a certified copy of each of the following documents, as the case may be: (1) Identification Card; (2) Individual Taxpayer Registration (CPF); (3) evidence of residence; (4) bylaws or articles of association; (5) Brazilian Directory of Legal Entities (CNPJ) card; (6) documentation providing the representation powers of those representing such Share Option Electing Shareholder (including the following personal document of such representatives: Identification Card; and Individual Taxpayer Registration (CPF)). Notwithstanding the provisions of section 3.1.1 below, each Broker may waive the requirement for the presentation of the documents listed in this paragraph (a), in the event the Share Option Electing Shareholder is already registered before such Broker and such registration is updated;

(ii) irrevocable instructions to the custodian agent for the transfer of the Common Shares held by such Share Option Electing Shareholder to a portfolio account 7105-6 maintained by CBLC ("CBLC Account") on or prior to 10.00 am on the fifth business day following the Auction Date. All the Common Shares transferred to the CBLC Account will, on the fifth business day following the Auction Date, be removed from the Custodian Service of CBLC and registered in the name of each Share Option Electing Shareholder directly in the Registered Share Register Book of AmBev. Such Common Shares will be blocked by AmBev or its share register agent until the 10th business day prior to the Share Option Settlement Date (as described in Section 4.1. below). By instructing its custodian agent to transfer the Common Shares held by it to such CBLC Account, the Share Option Electing Shareholder shall be deemed to have:

(1) authorized CBLC to remove the Common Shares from the Custodian Service of CBLC;

(2) authorized CBLC to provide the name and records of the Share Option Electing Shareholder to AmBev of its share register agent, in order to permit that AmBev can identify and block the shares of such shareholder;

(3) provided irrevocable instructions to AmBev and its share register agent to transfer the Common Shares so tendered by such shareholder to InBev or IIBV, as the case may be, free of payment, on the 10th business day prior to the Share Option Settlement Date;

(4) authorized AmBev or its share register agent to inform the Intermediary Institution, which will in turn inform the Brazilian Central Bank and any other institutions involved in the Offer or its settlement, the number of Common Shares tendered by it at the

Auction, and any other information relating to such Share Option Electing Shareholder;

(c) a statement of the relevant Share Option Electing Shareholder providing the amount of Common Shares being tendered in the Offer, the contact details of a Brazilian Broker that will represent such investor and whether such investor qualifies as: (1) an Exempted Brazilian Investor; (2) Non-Exempted Brazilian Investor; or (3) Non-Exempted Foreign Investor;

(d) for residents of the U.S., a representation that such shareholder is not a resident of a Cash Payment Option State (as described in Section 1.6 above), without which such U.S. Share Option Electing Shareholder will not be able to accept the Share Payment Option;

(e) the documents referred to in Section 5.2 below;

(f) details of an eligible account of such common shareholder of AmBev held with a bank participant of the Euroclear System to which InBev shares can be delivered, and contact details for such bank (names of at least two persons in charge and their telephone, fax and email numbers/addresses); and

(g) power-of-attorney granted to the respective Broker, with enough powers to, on behalf of the Share Option Electing Shareholder, sign the bulletin of subscription of the newly issued ordinary shares of InBev, as to be provided by the Intermediary Institution.

3.2 Documents Necessary to Qualification for the Cash Payment Option: A shareholder of AmBev wishing to accept the Cash Payment Option shall qualify through the Brokers during the Qualification Period, directly or through a duly appointed attorney-in-fact and instruct the relevant Broker to represent such shareholder at the Auction as described in section 2.2 above. Each such shareholder shall provide that a certified copy of each of the following documents is delivered prior to the Auction Date, as the case may be:

(i) Identification Card;
(ii) Individual Taxpayer Registration (CPF);
(iii) evidence of residence;
(iv) bylaws or articles of association; and
(v) Brazilian Directory of Legal Entities (CNPJ) card.

Besides the documents mentioned above, the representatives of legal entities, estates and other lawful universalities, interdicted persons, shareholders under age and attorneys-in-fact shall also submit originals or certified copies of the documentation proving their representation powers (including authorizing documentation of the company and the following personal documents of those representing these Legal Entities: Identification Card; and Individual Taxpayer Registration (CPF)). Each Broker may waive the requirement for the presentation of the documents listed in this section 3.2, in the event the Cash Option Electing Shareholder is already registered before such Broker and such registration is updated.

3.3 Additional Documents to Qualification of Managed Portfolio Investments under Resolution 2,689 of the CMN: A Shareholder that has invested in Common Shares through the mechanism set up by CMN's Resolution 2,689 (a "Resolution 2,689 Investor"), in addition to the documents described in Sections 3.1 or 3.2, as the case may be, shall also provide to the relevant Broker, prior to the Auction Date, a document attesting its registration number with CVM and BACEN (in the last case the so-called RDE-Portfolio number) and a certificate from its legal representative in Brazil certifying the number of Common Shares it holds and that will be tendered at the Auction. If such Resolution 2,689 Investor is a foreign individual, he/she must also provide a certified copy of his/her Individual Taxpayer Registration (CPF).

3.4 Holders of Bearer Common Shares: In addition to the documents and requirements set out above, as the case may be, the holders of bearer Common Shares must, prior to qualification, convert their Common Shares into book-entry Common Shares at least 15 days prior to the Auction, personally or by a duly appointed proxy, at any of the branches of Banco Itaú S/A, which is the institution rendering book-entry share services to AmBev, with their respective Share Certificates.

3.5 Qualification of American Depositary Shares:

(i) **There is no separate tender offer being made in the U.S. to acquire ADSs.**

(ii) Holders of American Depositary Shares ("ADSs") representing Common Shares of AmBev that wish to participate in the Auction by electing the Share Payment Option must mandatorily withdraw their Common Shares upon the deposit of their ADSs with The Bank of New York, convert themselves into a Resolution 2,689 Investor and in such capacity tender such Common Shares directly in the Auction by following the procedures for qualification pursuant to Sections 3.1 and 3.3 above.

(iii) Holders of American Depositary Shares ("ADSs") representing Common Shares of AmBev that wish to participate in the Auction by electing the Cash Payment Option will be provided the opportunity to qualify through The Bank of New York, as receiving agent ("Receiving Agent") during the Qualification Period or directly if such holders withdraw their Common Shares upon surrender of their ADSs with The Bank of New York and elect to tender such Common Shares in the Auction. Those ADS holders who wish to receive the Cash Payment Option by qualifying through the Receiving Agent must send instructions to the Receiving Agent (as described in Section 3.6 below) and the Receiving Agent will then, within the assigned time, contact Itaú Corretora de

Valores S/A to tender the underlying Common Shares in the Auction and those ADSs will be cancelled so that the underlying shares may be tendered.

(ii) Only the holder of record of the ADSs can make a tender of ADSs to the Receiving Agent. Any beneficial owner of ADSs that wishes to receive the Cash Payment Option must instruct the broker, dealer, commercial bank, trust company or other nominee that is the record holder of those ADSs to tender the ADSs by completing, executing, detaching and returning to that broker, dealer, commercial bank, trust company or other nominee the instruction form that will be sent to them by the Receiving Agent. If a beneficial owner authorises the tender of its ADSs, all those ADSs will be tendered unless otherwise specified in the instruction form. The instruction form must be forwarded to that broker, dealer, commercial bank, trust company or other nominee sufficiently in advance of the Auction Date so as to permit that nominee to submit a tender of ADSs to the Receiving Agent on the beneficial owner's behalf within the Qualification Period. Holders of ADSs should consult their broker, dealer, commercial bank, trust company or other nominee to determine how much time they will need to submit such a tender.

3.6 Documents Necessary to Qualification of ADSs Holders: Any holder of ADSs that wishes to receive the Cash Payment Option by tendering ADSs to the Receiving Agent must, during the Qualification Period, complete and sign a letter of transmittal indicating their intent to participate in the Auction. ADS holders who wish to receive the Cash Payment Option must deliver the completed letter of transmittal, the applicable ADRs evidencing the ADSs tendered and all other required documents set forth in the letter of transmittal to the Receiving Agent no later than 5:00 pm, New York time, on the business date immediately prior to the Auction Date. **ADS holders will not be able to qualify for receipt of the Share Payment Option through the Receiving Agent. As noted above, holders of ADSs must withdraw their Common Shares upon surrender of their ADSs with The Bank of New York and tender such Common Shares directly in the Auction by following the procedures for qualification set forth in Section 3.1**

3.7 Additional Information on the Qualification of ADSs Holders: Additional information and questions by any ADS holder regarding procedures, fees and requirements for tendering ADSs under this Offer may be directed to: The Bank of New York - Tender & Exchange Department - 101 Barclay Street, Receive and Deliver Window, Street Floor, New York, NY 10286 - Telephone: 1-800-507-9357.

3.8 Documents to be Delivered to the Intermediary Institution: The Brokers representing Share Option Electing Shareholders shall deliver to the Intermediary Institution a certified copy of each of the documents referred to in Sections 3.1 and 3.3 to 3.6 above, as the case may be, along with the documents mentioned in Section 5.2 below, at the address mentioned in Section 5.8, until 12h00 pm of the third business day immediately after the Auction Date. The Share Option Electing Shareholder which documents referred above were not delivered to the Intermediary Institution in the established term will be deemed as a non-qualification to participate in the Offer and will not have any right to receive ordinary shares of InBev or cash.

4. SETTLEMENT

The Settlement of the Auction will occur in accordance with Sections 4.1 and 4.2 below for the Share Payment Option and Cash Payment Option, respectively.

4.1 Settlement of the Share Payment Option:

(i) The settlement of the Share Payment Option ("Share Option Settlement Date") will occur as soon as practicable within 30 (thirty) days of the Final Qualification Date (as defined hereunder) and provided that the Intermediary Institution has received from each Share Option Electing Shareholder the following documents and information:

(a) the special authorizations of BACEN necessary for the execution of the following non-cash foreign exchange transactions ("Non-Cash Foreign Exchange Transactions");

(1) by InBev or IIBV, as the case may be, with respect to its investment in Brazil resulting from the acquisition of AmBev Common Shares through this Offer, pursuant to Law 4131/62 or Resolution 2,689 of the CMN;

(2) by any Share Option Electing Shareholder that qualifies as a Non-Exempted Brazilian Investor, pursuant to Resolution 3,250 of CMN and Circular 3,268 of BACEN; and

(3) by any Share Option Electing Shareholder that qualifies as a Non-Exempted Foreign Investor, pursuant to Resolution 2,689 of CMN.

(b) the foreign exchange effects agreements related to relevant Non-Cash Foreign Exchange Transactions entered into by each Share Option Electing Shareholder, as well as a copy of the registration and settlement page of such foreign exchange transactions ("*tela de registro e liquidação*") at BACEN (see Section 5 "Procedures before BACEN"); and

(c) evidence that appropriate instructions have been sent to the bank referred to in 3.1 (f) above to receive the shares of InBev due to such Share Option Electing Shareholder on the Share Option Settlement Date.

(ii) In the event that, no later than 10:00 am on May 30, 2005, which is the earliest business date that is 60 (sixty) days after the Auction Date (the "Final

Qualification Date"), any Share Option Electing Shareholder does not duly present all the documents and information required for settlement of the Share Payment Option pursuant to paragraphs (a) to (c) of this Section 4, such Share Option Electing Shareholder shall be deemed not to have qualified for the Offer and the Intermediary Institution shall instruct CBLC to return the AmBev Common Shares tendered by such shareholder to its account within 5 (five) business days from Final Qualification Date, and no further compensation shall be due by InBev or the Intermediary Institution to the Share Option Electing Shareholder. Notwithstanding the foregoing, the Final Qualification Date may be extended by InBev and the Intermediary Institution exclusively in the event that BACEN does not grant the approvals referred to in paragraph (a) above within 45 (forty-five) days from the Auction Date. The Intermediary Institution will notify each Share Option Electing Shareholder of any such extension through the Broker representing such shareholder.

(iii) The Share Option Settlement Date will be duly communicated by the Intermediary Institution to each Share Option Electing Shareholder that has complied with the qualification requirements set out in this Edital through its Broker. The Share Option Settlement Date shall be set by the Intermediary Institution and InBev, taking into consideration the time required by InBev or IIBV for the issuance and/or purchase of the InBev shares which are necessary to settle the Share Payment Option. The Intermediary Institution shall also inform each Share Option Electing Shareholder, through the relevant Broker, the number of newly issued shares of InBev that he/she will receive and provide a form of the bulletin of subscription within 5 (five) business days of the Final Qualification Date. Each Broker shall sign and return to the Intermediary Institution, on behalf of each Share Option Electing Shareholder that it represents, the bulletin of subscription of the newly issued ordinary shares of InBev that such shareholder is entitled to receive pursuant to this Offer, within 2 (two) business days from the date on which it received the information regarding the number of InBev shares to be received by the shareholders it represents.

(iv) On the Auction Date, each Share Option Electing Shareholder shall instruct the custodian agent(s) of its tendered Common Shares to transfer such tendered Common Shares to the CBLC Account (as described in Section 3.1(ii)(b) above) until the 5th business day following the Auction Date. Failure on the transfer of the Common Shares tendered by any Share Option Electing Shareholder pursuant to the terms mentioned herein shall be deemed as a non-qualification of such Share Option Electing Shareholder for the purposes of the Share Payment Option, in which case the provisions of section 4.5 shall apply.

4.2 Financial Settlement of the Cash Payment Option:

(i) The financial settlement of the Cash Payment Option will be made in cash, and in Brazilian Reais (R$) as set forth in Section 1.4.2 above, on the date of financial settlement of the Cash Payment Option ("Cash Settlement Date"), which shall occur 05 (five) business days after the Auction Date.

(ii) It shall be the responsibility of each Cash Option Electing Shareholder that elects the Cash Payment Option to authorize its custodian agent(s) to carry out the settlement as set forth herein, in accordance with CBLC rules.

4.3 Financial Guarantee: In accordance with the Intermediation Agency Agreement entered into by the Intermediary Institution, InBev, IIBV and InBev Brasil, the Intermediary Institution has agreed to guarantee the financial settlement of the Offer in cash pursuant to paragraph 4 of Article 7 of Instruction 361. For the avoidance of doubt and as provided by the Intermediation Agency Agreement, in the event that InBev and IIBV fail to deliver to the Intermediary Institution the InBev ordinary shares that are necessary to settle the Share Payment Option in relation to the Share Option Electing Shareholders, the Intermediary Institution shall guarantee the financial settlement of the Share Payment Option by paying to the Share Option Electing Shareholders an amount equivalent to the closing stock exchange price of the ordinary shares of InBev that such Share Option Electing Shareholders would have been entitled to receive, as published by Euronext Brussels on the Share Option Settlement Date. In case Euronext Brussels is closed on the Share Option Settlement Date, the pricing date mentioned herein will be the immediately preceding day on which Euronext Brussels is open. Such amount shall be converted into Brazilian Reais (R$) by using the exchange rates referred to in section 1.4.2 as they were on the Share Option Settlement Date and paid to the relevant Share Option Electing Shareholders, together with any amounts due to such Share Option Electing Shareholders in respect of fractions of InBev shares pursuant to section 1.4.1(b), on the second business day after the Share Option Settlement Date.

4.4 CBLC. The financial settlement of the Auction shall be made in the modality gross settlement of the CBLC rules, as set forth in Chapter VII of the Manual of Operational Rules of the CBLC. The CBLC shall facilitate the Auction financial settlement pursuant to this Offer, upon receipt of the proceeds from the Offeror and the Common Shares from the tendering common shareholders, through their custodians. The CBLC shall not act as a central party guarantor of the financial settlement of the Auction.

4.5 Defaulting Shareholders: In the event any common shareholder of AmBev participating in the Auction fails to timely deliver or transfer all the Common Shares and the documents necessary for qualification in accordance with this Edital, irrespectively of the payment option elected by such shareholder (such shareholder, a "Defaulting Shareholder"), such Defaulting Shareholder will not qualify for this Offer, and will not be entitled to receive any payment therefore, whether in cash or in InBev shares. In the event any Common Shares have already been transferred by the Defaulting Shareholder to InBev or to the CBLC Account referred to in section 3.1(ii) (b) above, such shares will be returned to the Defaulting Shareholder and no compensation shall be due to it by InBev, the Intermediary Institution or CBLC.

5. PROCEDURE BEFORE BACEN FOR SHARE PAYMENT OPTION

In order to request BACEN´s prior authorization necessary for entering into the Non-Cash Foreign Exchange Transactions as mentioned in Section 4.1 (a), which is a condition precedent for the registration of the Common Shares acquired by InBev or IIBV under the Share Payment Option with BACEN (as mentioned in Section 1.4.1 above), each Share Option Electing Shareholder that qualifies as a Non-Exempted Brazilian Investor or a Non-Exempted Foreign Investor will be required to submit a letter requesting BACEN's authorization together with InBev or IIBV, as the case may be. Such request to BACEN ("Request") shall be made under procedures set forth below.

5.1 Request for the entering in the necessary Non-Cash Foreign Exchange Transactions in relation to Non-Exempted Brazilian Investors and Non-Exempted Foreign Investors: The Request for entering into the necessary Non-Cash Foreign Exchange Transactions in relation to Non-Exempted Brazilian Investors and Non-Exempted Foreign Investors will be made after the completion of the Auction, by means of a joint petition signed by InBev or IIBV, as the case may be, and all the Brokers, in their capacity as attorneys-in-fact for such investors.

5.2 Documents Necessary for the Request: For the purpose of the Request, each Share Option Electing Shareholder that qualifies as a Non-Exempted Brazilian Investor or a Non-Exempted Foreign Investor will need to deliver to the relevant Broker, in addition to those documents necessary for qualification as per Sections 3.1 and 3.3. to 3.7 above, and then the Broker must deliver to the Intermediary Institution, by 12:00 p.m. on the third business day immediately after the Auction Date, at the address mentioned in Section 5.8 below, the following documents, as the case may be:

(i) a power-of-attorney granting powers to the Broker to:

(a) sign the petition to BACEN requesting the authorization to enter into the necessary Non-Cash Foreign Exchange Transactions on behalf of the Share Option Electing Shareholder that qualifies as a Non-Exempted Brazilian Investor or a Non-Exempted Foreign Investor;

(b) sign any further petition necessary to be sent to BACEN in the due course of its analysis of the Request; and

(c) sign on the Non-Cash Foreign Exchange Transaction.

(ii) a certified copy of the documents through which such Share Option Electing Shareholder that qualifies as a Non-Exempted Brazilian Investor and Non-Exempted Foreign Investor granted powers to those that have signed the power-of-attorney mentioned in item (i) above;

(iii) a clearance certificate issued by the Brazilian Tax Revenue Authorities (*Secretaria da Receita Federal)* attesting that there are no pending debts in the Share Option Electing Shareholder name; and

(iv) a declaration that the Share Option Electing Shareholder that qualifies as a Non-Exempted Brazilian Investor or a Non-Exempted Foreign Investor will keep in its archives, for at least 5 (five) years from date of BACEN's authorization mentioned herein, copies of the following documents:

(a) list of its controlling shareholders showing their respective corporate participation;

(b) corporate documents that have authorised the Share Option Electing Shareholder to make such investment in InBev shares; and

(c) the last 3 (three) income tax return statements.

5.3 Share Option Electing Shareholders that Qualify as Exempted Brazilian Investors: Each Share Option Electing Shareholder that qualifies as an Exempted Brazilian Investor will be required to produce and deliver such documentation set forth in items 3 and 5 of Circular 3,268 of BACEN as well as any other documentation as may be requested by the financial institution carrying out its Non-Cash Foreign Exchange Transaction.

5.4 Completion of the Non-Cash Foreign Exchange Transactions: Each Share Option Electing Shareholder shall be responsible for entering into the necessary Non-Cash Foreign Exchange Transaction and providing evidence of such transaction to the Intermediary Institution in accordance with Section 4.1 above prior to the Final Qualification Date.

5.5 Determination of the US$5 million threshold: For the purpose of determining the US$5 million threshold referred to in Section 3.1 above, all amounts invested by a Share Option Electing Shareholder (other than a Resolution 2,689 Investor or an ADS holder) shall include amounts invested directly by such investor as well as by other companies controlled or under the same control as such investor, as the case may be.

5.6 Value of the Investments: For the purpose of entry into the Non-Cash Foreign Exchange Transactions, the value of the investment made by each Share Option Electing Shareholder shall be equivalent to the number of InBev ordinary shares it is entitled to receive in exchange for the Common Shares tendered at the Auction pursuant to the ratio referred to in section 1.4.1 above, multiplied by the stock exchange closing price of InBev published by Euronext Brussels on the Auction Date. Such stock exchange closing price will be informed by InBev or the Intermediary Institution to the Share Option Electing Shareholders on the first business day following the Auction Date through the relevant Brokers.

5.7 Tax, Costs and Expenses due on the Non-Cash Foreign Exchange Transactions or Settlement Process: CPMF and other costs, taxes and fees associated with the Non-Cash Foreign Exchange Transactions will be borne by each Share Option Electing Shareholder. In addition, any settlement fees, costs or taxes charged by CBLC or Euroclear in connection with the settlement of the Offer will be exclusively borne by the Share Option Electing Shareholders.

5.8 Address for the delivery of Documents to the Intermediary Institution: All documents to be delivered to the Intermediary Institution in accordance with this *Edital* must be delivered in person at the following address: Avenida Brigadeiro Faria Lima, no. 3,400, 4th floor, São Paulo – SP, c/o Felipe Pinto.

6. TRANSFER OF CONTROL AND OTHER RELEVANT AGREEMENTS

6.1 Contribution and Subscription Agreement:

(i) The Transfer of Control is regulated by the Contribution and Subscription Agreement (the "CSA") entered into on March 3rd, 2004 by and among the Offeror and S-Braco Participações S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administração e Participações S.A. – ECAP, Braco S.A, Braco Management Inc., Tinsel Participações Ltda. (denominated on the consummation of the transactions set forth in the CSA Braco Investimentos S.A and currently denominated InBev Holding Brasil S.A.), Tinsel Investments S.A. (currently denominated Ambrew S.A.), BRC SA., The Stichting Interbrew, Eugénie Patri Sébastien and Bracopar S.A.

(ii) Pursuant to the CSA, BRC SàRL (new corporate name of BRC S.A. as a result of the conversion of the company from a corporation into a limited liability company) contributed to the Offeror 100% of the capital stock of Tinsel Investments S.A. thereby making InBev the indirect owner of:

(a) all of the AmBev common stock held by Braco Investimentos S.A. (approximately 4.21 billion shares of AmBev common stock); and

(b) approximately 3.98 billion shares of AmBev common stock held through InBev's ownership of 98.64% of the capital stock of Empresa de Administração e Participações S.A. - ECAP (which holds a total of approximately 4.04 billion shares of AmBev common stock). In exchange for the contribution to the Offeror of 100% of the capital stock of Tinsel Investments S.A., the Offeror issued to BRC SaRL 141,712,000 new ordinary shares of the Offeror (representing approximately 24.7% of the then issued and outstanding shares of the Offeror).

(iii) As a result of the consummation of the transactions set forth in the CSA, InBev indirectly acquired 8,199,047,952 common shares of AmBev, representing approximately 52.2% of the voting capital and 21.7% of the total capital stock of AmBev, as of August 2004.

7. APPRAISAL REPORT AND REFERENCE FOR PRICE

7.1 The Intermediary Institution prepared on June 30, 2004, an appraisal report of the Company ("Appraisal Report"), in the form of CVM Instruction no. 361/02, which contains the calculation of the price of the shares of AmBev, considering the following methodologies:

(i) Book Value: the book value on June 30, 2004 was R$104.90 per lot of one thousand Common Shares,

(ii) Weighted average quotation price: the weighted average quotation price of the AmBev common shares in BOVESPA between September 1st, 2003 to August 30, 2004 resulted in the value of R$ 953.00 per lot of one thousand Common Shares, and

(iii) Economic Value: the economic value of AmBev, calculated according to discounted cash flow methodology, resulted in value interval of R$ 819.00 and R$ 901.00 per one thousand Common Shares on June 30, 2004.

7.2 Declaration: As per article 8 of CVM Instruction no. 361/02, the Intermediary Institution expressly declares that:

(i) it does not hold shares issued by AmBev;

(ii) Cia Itaú leasing de Arrendamento Mercantil, an affiliate of the Intermediary Institution, holds 243,714 common shares issued by AmBev;

(iii) Banco Itaú S.A discretionary administrates 6,729,964 common shares and 48,388,096 preferred shares issued by AmBev;

(iv) it believes that the best methodology described in the Valuation Report to evaluate AmBev is Discounted Cash Flow;

(v) there are no conflicts of interest that reduce Itaú BBA S.A independence required by law to perform its functions under this Offer; and

(vi) the cost of the valuation report was R$400,000.00 which shall be borne entirely, directly or indirectly, by the Offeror.

8. CONSOLIDATED INFORMATION ABOUT AMBEV

8.1 Head Office, Jurisdiction and Corporate Object: The head office and jurisdiction of AmBev is located at Rua Dr. Renato Paes de Barros, no. 1017, in the City of São

Paulo, State of São Paulo and its main corporate object is the production and sale of beer, concentrates, soft drinks and other beverages.

8.2 History of the Incorporation of AmBev and the Development of its Activities: Companhia de Bebidas das Americas - AmBev activities include the production and sale of beer, soft drinks and other beverages through its subsidiaries in Brazil and other countries as described below. AmBev was incorporated as Aditus Participacoes S.A. (Aditus) on September 14, 1998. AmBev is a publicly held corporation, incorporated under the laws of the Federative Republic of Brazil. Prior to July 1, 1999, it had no operations. On July 1, 1999, the controlling shareholders of Companhia Cervejaria Brahma (Brahma) and Companhia Antarctica Paulista - Indústria Brasileira de Bebidas e Conexos (Antarctica), both Brazilian corporations, contributed all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the controlling shareholders' contribution). On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas (CBB). AmBev and CBB are both Brazilian corporations. AmBev currently maintains its major operations in Brazil but also has relevant operations in Argentina, Paraguay, Uruguay, Bolívia and Chile. AmBev also operates in other Latin American countries such as Venezuela, Guatemala, Peru, Equador and the Dominican Republic. As made public by a Material Fact Notice on August 31, 2004, AmBev successfully completed the merger with Labatt Brewing Canada Holding Ltd., which operates in Canada. For further information and details on AmBev's history, please refer to its filings in CVM or AmBev website: www.AmBev.com.br

8.3 Shareholding Composition: AmBev's shareholding composition (per lot of one thousand shares) as of December 31, 2004 was as follows:

Shareholders	Number of 'ON' Shares	% de 'ON'	Number of 'PN' Shares	% de 'PN'	Total Number of Shares	% Total
Interbrew International B.V.	7,866,181,882	33.39	11,398,181,319	34.84	19,264,363,201	34.23
InBev Holding Brasil S.A.	4,214,345,033	17.89	0	0	4,214,345,033	7.49
Emp. de Adm. e Part. S.A – ECAP	4,039, 568,225	17.15	0	0	4,039,568,225	7.18
FAHZ - Fundação Antonio e Helena Zerrenner	3,794,204,726	16.11	444,332,513	1.36	4,238,537,239	7.53
Directors and Officers	6,006,448	0.03	750,538,776	2.29	756,545,224	1.34
Treasury Shares *	60,730,600	0.26	1,589,604,232	4.86	1,650,334,832	2.93
Others	3,577,208,360	15.17	18,536,839,691	56.65	22,114,048,051	39.30
TOTAL	23,558,245,274	100	32,719,496,531	100	56,277,741,805	100

*Includes shares held by an AmBev subsidiary.

8.4 AmBev's consolidated economic-financial indicators:

	12/31/2001	12/31/2002	12/31/2003	09/30/2004
Subscribed Capital Stock (R$ thousand)	2,944,288	3,046,244	3,124,059	4,742,803
Shareholders Equity (R$ thousand)	3,363,437	4,129,647	4,308,217	17,636,647

Net Revenue (R$ thousand)	6,525,585	7,325,302	8,683,767	7,503,190
Operating Profit (R$ thousand)	990,999	1,379,507	1,964,862	1,176,877
Net income (R$ thousand)	784,568	1,510,313	1,411,570	701,799
Total Liabilities (R$ thousand)	7,576,449	8,172,616	10,325,468	13,865,265
Current Liabilities (R$ thousand)	3,412,003	2,833,592	4,719,996	5,284,562
Long Term Liabilities (R$ thousand)	4,164,446	5,339,024	5,605,472	8,580,703
Number of Shares (does not include Treasury Shares) (thousand)	38,620,925	38,258,067	37,912,634	55,065,285
EPS per 1,000 Shares (R$)	20.31	39.48	37.23	12.74
BVPS per 1,000 Shares (R$)	87.09	107.94	113.64	320.29
Total Liabilities / Shareholders' Equity (%)	225.3%	197.9%	239.7%	78.6%
Net Income / Shareholders' Equity (%)	23.3%	36.6%	32.8%	3.97%
Net Income / Net Revenue (%)	12.0%	20.6%	16.3%	9.35%
Net Income / Subscribed Capital Stock (%)	26.6%	49.6%	45.2%	14.8%

8.5 Historical Common Stock Information:

	Number of Businesses	Number of Shares Negotiated	Financial Vol. R$	Average Price R$/Thousand Shares
Sep-03	192	21,080,000	12,423,578	589
Oct-03	225	18,350,000	10,901,048	594
Nov-03	231	27,290,000	16,193,208	593
Dec-03	298	41,180,000	25,378,785	616
Jan-04	183	12,890,000	8,583,604	666
Feb-04	243	23,230,000	15,693,074	676
Mar-04	1,435	207,030,000	193,876,492	936
Apr-04	470	70,960,000	70,075,709	988
May-04	576	75,130,000	82,030,518	1,092
Jun-04	327	85,030,000	102,029,100	1,200
Jul-04	186	37,430,000	43,926,845	1,174
Aug-04	296	40,120,000	47,485,426	1,184
Sep-04	268	85,350,000	104,055,042	1,219
Oct-04	326	85,420,000	110,734,851	1,296
Nov-04	303	67,540,000	92,674,326	1,372
Dec-04	410	156,330,000	209,891,762	1,343
Jan-05	278	38,070,000	50,958,722	1,339

8.6 Historical Preferable Stock Information:

	Number of Businesses	Number Of Shares Negotiated	Financial Vol. R$	Average Price R$/ Thousand Shares
Sep-03	9,374	868,350,000	570,671,601.90	657
Oct-03	8,540	644,250,000	410,161,587.90	637
Nov-03	8,869	680,530,000	445,089,100.40	654
Dec-03	6,564	565,340,000	389,722,653.10	689
Jan-04	9,403	739,300,000	548,128,070.90	741
Feb-04	7,299	596,220,000	430,574,008.90	722

Mar-04	32,627	2,582,100,000	1,548,530,172.30	600
Apr-04	10,564	819,610,000	445,658,951.70	544
May-04	10,189	1,021,450,000	566,399,888.20	555
Jun-04	7,542	981,490,000	590,378,630.20	602
Jul-04	7,688	1,202,390,000	773,167,959.40	643
Aug-04	7,768	683,820,000	443,962,883.00	649
Sep-04	6,460	670,290,000	420,191,587.40	627
Oct-04	6,131	907,770,000	611,892,713.80	674
Nov-04	5,145	374,030,000	258,273,678.00	691
Dec-04	7,820	662,430,000	495,325,412.30	748
Jan-05	5,547	383,260,000	274,246,767	716

8.7 Share Dividend ("*Bonificação*"): Upon completion of the settlement of the Auction resulting from the Offer, the Board of Directors of AmBev, according to its bylaws and to article 166, II of Law 6.404/76, intends to approve a Bonificação to its shareholders at the rate of 1 new common share for each 5 existing common or 5 preferred shares of AmBev outstanding in the market. Such Bonificação shall occur through the capitalization of part of the existing capital reserve of AmBev and the issuance only of common shares with the objective of maintaining the liquidity of the trading market for AmBev's common shares after the completion of the Offer. AmBev common shareholders that tender their common shares in the Offer will not receive any new AmBev common shares to be issued through the Bonificação.

8.8. Cash Dividend: AmBev has already announced that it intends to make a complementary distribution of the results of 2004 by means of distributing to its shareholders, for payment beginning February 15, 2005, interest on capital, to be imputed to the minimum compulsory dividends from the results of 2004, in the total amount of R$9.6800 per thousand common shares and R$10.6480 per thousand preferred shares, resulting in the total gross amount of R$558,927,035.24, and dividends, also to be imputed to the minimum compulsory dividends from the results of 2004, in the amount of R$7.3600 per thousand common shares and R$8.0960 per thousand preferred shares, resulting in the total amount of R$424,969,316.05. The base date for the shareholders of BOVESPA was January 14, 2005 and for the shareholders of the New York Stock Exchange said base date was January 20, 2005. Accordingly, in both markets, shares of AmBev shall be traded ex-dividends from January 17 and 18, 2005 on, and they shall be qualified as such for the Offer.

9. INFORMATION ABOUT INBEV

9.1 Head Office, Jurisdiction and Corporate Object: The head office and jurisdiction of InBev is located at Grand'Place, no. 1, B-1000 Brussels, Belgium and its main corporate object is the production and trading of beer, beverages and ancillary food products.

9.2 History of InBev and the Development of its Activities: InBev is a publicly traded company based in Belgium. InBev was incorporated on 2 August 1977 but the company's origin dates back to 1366. InBev and its affiliates (excluding AmBev for that purpose) have a portfolio of more than 200 brands, including Beck's, Stella Artois,

Leff, Hoegaarden, Staropramen and Bass, employ nearly 50,000 people and have operations in about 20 countries.

9.3 Information about the Offeror's Controlling Shareholders: The following table shows the ownership based on information provided to InBev as of 1st September 2004 by those shareholders of InBev who are compelled to disclose periodically their shareholding pursuant to the Belgian law on the notification of major shareholdings and the by-laws of the company. It also reflects the 12,500,001 new InBev ordinary shares that were issued to SUN Trade (International) Ltd. on 31 January 2005 in connection with the closing of the transaction concerning SUN Interbrew Ltd., as announced on 31 January 2005:

Shareholders of InBev	Total number of shares	% of outstanding InBev shares
Stichting Interbrew	321,712,000	54.65
Fund Interbrew-Baillet Latour	3,370,800	0.57
Fund Voorzitter Verhelst	4,494,000	0.76
Eugénie Patri Sébastien ("EPS")	63,394,000	10.76
Rayvax Société d'Investissements	19,316,000	3.28
Sébastien Holding	302,990	0.051
SUN Trade (International) Ltd.	12,500,001	2.12
Others	163,527,410	27.78
TOTAL	588,617,201	100

10. SUPERVENING OBLIGATIONS

10.1. Additional Obligations: The Offeror agrees to pay to holders of Common Shares that had accepted the Offer an additional payment equal to a positive difference, if any, between (i) the price paid by InBev, IIBV or Inbev Brazil, as the case may be, to such shareholders for his or her Common Shares, adjusted for inflation by the variation of the Brazilian Reference Rate ("TR") plus six per cent (6 %) interest per year (base of 365 days) "*pro rata temporis*" from the date of the Auction Date until the date of such additional amount becomes due (adjusted according to the alterations in the number of shares derived from split-ups, groupings and conversions), and (ii) the price per thousand shares which would be due, or which might be due, upon the occurrence, within 1 (one) year from the Auction Date, of either: (a) a fact requiring or which might require the holding of an obligatory public offer of acquisition of the same shares object of this Offer, or (b) a corporate event permitting the exercise of appraisal rights by holders of common shares that accepted the Offer if they were still shareholders of AmBev and dissented from the resolution that approved such corporate event.

11. OTHER INFORMATION

11.1 Updating of Publicly Held Company Registration: AmBev's hereby represents that its registration as a publicly held company, pursuant to article 21 of Law no. 6.385/76 is duly updated.

11.2 Non-existence of Non-Disclosed Relevant Facts or Circumstances: The Intermediary Institution and the Offeror represent that they are not aware of the existence of any material facts or circumstances not disclosed to the public, which might have a relevant influence in AmBev's results or in AmBev common shares' quotations and prices in the market.

11.3. Definition of Business Day: For the purposes of this Edital and in accordance with the Intermediation Agreement[1] entered into by and among the Intermediary Institution, InBev, IIBV and InBev Brasil, the expression "business days" shall mean any day, other than Saturday and Sunday, on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the cities of São Paulo, Brasília, London, New York and Brussels.

11.4 Access to the Appraisal Report, to the Invitation to Bid and to the Shareholders List: The Appraisal Report, this Invitation to Bid and the list of AmBev's shareholders are at the disposal of any interested person (the last document only upon identification and receipt signed by the interested party) at the address below. Alternatively, the Appraisal Report and this Invitation to Bid may be accessed through the following Internet webpages:

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Rua Dr. Renato Paes de Barros, no. 1017, 4th floor, Itaim - São Paulo, SP
www.ambev.com.br

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Formosa, no. 367, 20th floor - Centro, São Paulo, SP.
Rua Sete de Setembro, no. 111, 5 floor - "Centro de Consultas"- Rio de Janeiro, RJ
www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA
Rua XV de Novembro, no. 275, São Paulo, SP
www.bovespa.com.br

COMPANHIA BRASILEIRA DE LIQUIDAÇÃO E CUSTÓDIA
Rua XV de Novembro, no. 275, São Paulo, SP
www.cblc.com.br

BANCO ITAÚ BBA S/A
Av. Briagdeiro Faria Lima, no. 3400,4th Floor, São Paulo, SP
www.itaubba.com.br

11.5 Registration before CVM: This Offer was previously submitted to the analysis of CVM and it was registered on February 9, 2005, under no.

CVM/SRE/OPA/ALI/2005/002. On February 4, 2005 BOVESPA has authorized the holding of an auction in its floor session.

THE GRANTING OF THE REQUEST OF REGISTRATION OF THIS OFFER BY CVM DOES NOT IMPLY A JUDGMENT BY CVM THAT THE GIVEN INFORMATION IS TRUE OR ANY JUDGMENT BY CVM ABOUT THE QUALITY OF THE OBJECT COMPANY OR ABOUT THE PRICE OFFERED FOR THE SHARES THAT ARE THE OBJECT OF THIS OFFER.

EXHIBIT B

InBev
Companhia de Bebidas das Américas - AmBev

InBev

American Beverage Company
Compañía de Bebidas de Las Américas
Companhia de Bebidas das Américas
AmBev

This document is a free translation of the original report in portuguese. In case of any differences, the document in portuguese shall prevail.

DISCLAIMER

- This report ("Valuation Report") was prepared by Banco Itaú BBA S.A. ("Itaú BBA") for the purposes described in CVM Rule n° 361, of march 5, 2002, issued by Brazilian Securities and Exchange Comission ("CVM Rule 361/02" and "CVM" respectively), in connection with the Mandatory Tender Offer of Companhia de Bebidas das Américas – AmBev ("AmBev" or "Company" and the "MTO"), which aims to purchase, through a subsidiary of InBev S/A ("InBev" or "Offeror") or by InBev itself, which will be defined in the *Edital* of the Offer, all outstanding common shares in the market, according to Article 254-A of the Law n° 6.404 of 15 December, 1976, and pursuant to CVM Rule 361/02.

- This Valuation Report was prepared according to the terms of the article 8° of CVM Rule 361/02 and does not represent a proposal, solicitation, advice or recommendation of Itaú BBA with respect to the MTO. The shareholders of AmBev ("AmBev Shareholders") are the sole and exclusive responsible to decide whether to participate or not in the MTO, selling their shares to the Offeror. Itaú BBA accepts no responsibilities for any decision, whatsoever, taken by AmBev Shareholders.

- The AmBev Shareholders must perform their own analysis regarding the convenience and interest in participating in the MTO and must also consult their own financial and legal counselors in order to establish their own opinions about the MTO in a independent way.

- This Valuation Report was prepared by Itaú BBA according to information furnished by the management of AmBev and the InBev, discussions with the management of the companies, analysis prepared by Itaú BBA as well as other public available information, including audited financial statements. Some of the forecasts and assumptions included herein, specially those whose occurrence depends on future and uncertain events (including, for example, revenues forecasts, costs, profit margins, sales volume growth and operating expenses) were based on the opinion of members of the management of AmBev, which Itaú BBA assumes that were prepared with good-faith.

DISCLAIMER

- Possible future benefits to AmBev that may arise from the conclusion of the MTO as well as possible gains related to the combination of AmBev with InBev (the new denomination of Interbrew S/A) were not considered in this report.
- The information included herein reflect the financial and accounting conditions of AmBev, as well as the market conditions, as of 30 june 2004. Any changes to such conditions may affect the results presented herein.
- There are no guarantees that any of the assumptions, estimates, forecasts, results (partially or totally) or conclusions used or presented in this Valuation Report will be achieved or reached totally or partially. The final results verified in the future may be different from the forecasts and such differences may be significant. The results may also be impacted, among others by market conditions.
- The sum of individual values in this report may be different from the resulting sum presented due to rounding.
- The price range for the shares of AmBev considered the interval of 10% exclusively to comply with article 8º of CVM Instruction 361/02.
- This Valuation Report shall be used solely and exclusively in connection with the MTO, which was made public to the market through the Material Fact Notices published on august 31, 2004 and September 2, 2004 in the newspaper "Valor Econômico".
- Itaú BBA hereby represents that it has not received any amounts from Companhia Brasileira de Bebidas da América - Ambev or from InBev as payment for consulting, appraisal or auditing services or similar services, in the twelve (12) months period immediately prior to the request by the Offeror for registration of the MTO.

DISCLAIMER

- Analysis reports of companies and sectors prepared by Itaú BBA and/or its subsidiaries or affiliates may have assumptions different from that presented in this report and may present results that are significantly different.

- This report cannot be copied, reproduced or published without the written consent of Itaú BBA, except when used by those interested in the MTO.

- Itaú BBA hereby represents, for the purpose of CVM Rule 361/02 that:

  a) Do not hold shares issued by AmBev.
  b) Cia Itauleasing de Arrendamento Mercantil, an affiliate of Itaú, holds 243.714 preferred shares issued by AmBev.
  c) Funds and pension funds under discretionarily management of Itaú group hold 6.729.964 common shares and 43.388.096 preferred shares issued by AmBev
  d) There are no conflicts of interest that reduce Itaú BBA independence required to perform its functions;
  e) The cost of this Valuation Report was R$ 400.000,00.

DISCLAIMER

- Itaú BBA has the required experience to prepare valuations of publicly-held companies. Among others projects, it is possible to mention:
  - ✓ Valuation of Companhia São Paulo de Petróleo S.A. at the occasion the company was sold to a AGIP Petróleo in1998;
  - ✓ Valuation of Companhia Brasileira de Distribuição (CBD) at the occasion of its combination with the French group Casino Guichard Perrachon in 1999;
  - ✓ Finanancial advisory in the sale of Grupo Ipiranga interest in AGIP Distribuidora S.A. in 1999;
  - ✓ Valuation of Grupo Ultra in its IPO in 1999;
  - ✓ Valuation of the GLP distribution assets at the occasion of the transfer of this assets from Petrobras Distribuidora S.A. to Petróleo Brasileiro S.A. - Petrobras in 2002;
  - ✓ Valuation of Petrobras Distribuidora S.A. – BR and Petróleo Brasileiro S.A. – Petrobras at the occasion of the delisting of BR in 2003.
  - ✓ Valuation of Elevadores Atlas Schindler S.A. at the occasion of its delisting in 2003.

- Date of this Valuation Report: June, 30 2004.
- This document includes the answer to CVM requests dated December 21, 2004;
- Responsible for preparing the Valuation Report: Felipe Vivacqua Pinto (Banco Itau BBA SA)

Index

1. EXECUTIVE SUMMARY

2. DCF ASSUMPTIONS

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

Index

1. **EXECUTIVE SUMMARY**

2. DCF ASSUMPTIONS

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY



Executive Summary

❖ Itaú BBA used the following information to prepare the valuation analysis:

- ✓ Public information about AmBev's industry sector;
- ✓ Public information about macroeconomic parameters in markets where AmBev has relevant operations;
- ✓ Information provided by the management of AmBev, InBev and subsidiaries;
- ✓ Interviews and discussions with AmBev and InBev executives regarding past performance and future expected results for the businesses of AmBev;
- ✓ Consolidated public financial statements and audited information about AmBev and Quilmes Industrial (Quinsa), Société Anonyme, all prepared under Brazilian GAAP (generally accepted accounting practices in Brasil) and provided by AmBev's management.

❖ Valuation of the AmBev shares (R$)

✓ Itaú BBA performed the valuation considering three different methodologies, being the Discounted Cash Flow the method considered the most adequate for determining the fair value of the shares of AmBev.

R$ million	[redacted]	[redacted]	[redacted]
Economic Value			
AmBev – Brazilian Operations (excluding Quinsa)	28.746	30.159	31.697
Quinsa (proportional)[1]	2.213	2.292	2.376
Total	**30.959**	**32.451**	**34.073**
Number of Outstanding Shares	37,813,378,604	37,813,378,604	37,813,378,604
Total per thousand shares	**819**	**858**	**901**
	[redacted]		
	AMBV3	AMBV4	
Market Value per thousand shares	952.8	629.1	
	[redacted]		
	31-Mar-04	30-Jun-04	
Consolidated Book Value per thousand shares	115.0	104.9	

(1) Considers 50,34% interest in Quinsa

(2) Weighted average price from September 1st, 2003 to August 30th, 2004

(3) Consolidated book value

Index

1. EXECUTIVE SUMMARY

2. **DCF ASSUMPTIONS**

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

DCF Assumptions: Cash Flow

AmBev

- AmBev is the largest beverage company in Latin America in terms of Sales;
- AmBev's activities through its subsidiaries include manufacturing, distribution and sale of beer, soft drinks and other non-acoholic beverages;
- Brazil and Argentina are the most important markets of AmBev's operation, responsible for most of the revenues of the company;
- AmBev also maintains operations in Bolivia, Chile, Paraguay. Uruguay and, in smaller scale, Venezuela, Ecuador, Peru and Dominican Republic. It is also worth noting that the operations in Ecuador and Dominican Republic are recent (end of 2003 and beginning of 2004, respectively);
- The leading position on beer market in Brazil is noteworthy. In soft drinks, the company keeps the second position in the market, owning the distribution rights of PepsiCo products in Brazil and in most of the Peruvian territory;
- The share in Argentine, Bolivian, Chilean, Paraguayan and Uruguayan beer markets is due to the investment in Quilmes Industrial (QUINSA) SA, market leader in these markets (except Chile).

DCF Assumptions: Cash Flow

Brief History of the Company and Shareholders Structure

- AmBev was formed by the combination of Companhia Cervejaria Brahma and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos. The combination of the companies took place during 1999 and 2000, including the exchange of shares held by the controlling shareholders of both companies for shares of AmBev.
- In September 2000, the Company was listed in the New York Stock Exchange (NYSE), issuing American Depositary Receipts of AmBev, replacing those of Brahma, negotiated in NYSE since 1997.
- In May 2002, Quilmes Industrial S.A. and AmBev, announced the execution of an agreement to combine their operations in the *Cone Sul*. In january 31, 2003, Companhia de Bebidas das Américas (AmBev) and Quilmes Industrial (Quinsa) S.A. announced the succesful conclusion of the strategic alliance as previously announced.
- In the end of 2002 and during 2003, AmBev announced its entrance in several markets in Latin America through acquisitions, expansion projects and alliances, allowing AmBev to expand its businesses in Guatemala, Peru, Equador e República Dominicana
- In March 2004, AmBev and Interbrew announced an agreement to create InBev, the number one brewery company in the world. The combined group, after the conclusion of the combination and the conclusion of the MTO will be the largets brewery company in the world in terms of volumes with strong presence in the most relevant markets in the world.
- Further information may be found in www.ambev.com.br (source: *formulário IAN*).

Simplified Shareholders Structure


AmBev
100%
50%
51%
51%
50%
80%
100%
Republica Dominicana
Venezuela
Guatemala
Equador
Peru


DCF Assumptions: Cash Flow
Main Segments and Countries
InBev AmBev
AmBev Brazil (excludes Quinsa)
Quinsa
91% of AmBev's Consolidated Revenues *
9% of AmBev's Consolidated Revenues *
Brazil
Others International
Argentina
Other Countries
97% of Net Revenues of AmBev Brazil*
3% of Net Revenues of AmBev Brazil*
66% of Net Revenues of Quinsa*
34% of Net revenues of Quinsa*
Main Brands Skol Brahma Antartica
Main Brands Guaraná Pepsi
Main Brands Quilmes Cristal Andes Brahma
77% of Net Revenues of AmBev Brazil*
17% of Net Revenues of AmBev Brazil*
3% of Net Revenues of AmBev Brazil*
43% of Net Revenues of Quinsa*
22% of Net Revenues of Quinsa*
34% of Net Revenues of Quinsa*
* As of 2003

DCF Assumptions: Cash Flow

General Premises

- **The cash flow is projected until 2013, being its main components:**
  - ✓ Macroeconomic assumptions;
  - ✓ Forecast of sales for each main products of AmBev Brazil and Quinsa;
  - ✓ Margins for each source of revenue;
  - ✓ Operating costs, commercial, general and administrative expenses;
  - ✓ Investments considered adequate for companies' activities.

- **The base-date for the valuation is June 30th, 2004.**

- **Projections were made in nominal Brazilian Reais.**



- **Projected cash flows were discounted using the *WACC* – Weighted Average Cost of Capital – methodology.**

- **The terminal value was determined using the Gordon's Model considering cash flow will grow at a perpetuity rate of 3.5% for both Quinsa and AmBev Brasil operations.**

DCF Assumptions: Cash Flow

Macroeconomic Premises

InBev AmBev

- The macroeconomic premises used in the valuation were elaborated by the Economic Department of Itaú BBA or based in public sources such as countries' Central Banks, the IMF and/or the World Bank

✓ **Main Premisses – Brasil**

GDP Real Growth	3.70%	4.00%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Average FX Rate (R$/US$)	3.01	3.08	3.12	3.17	3.21	3.26	3.31	3.36	3.41	3.46
Average SELIC	15.92%	16.00%	14.25%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%
IPCA - IBGE	7.22%	5.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
IGP-M	12.35%	5.00%	4.50%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
TJLP	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%

✓ **Main Premisses – Argentina**

Real GDP Growth	5.50%	4.00%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Average FX Rate (P$/US$)	3.06	3.28	3.34	3.41	3.48	3.55	3.62	3.69	3.76	3.83
Average Consumer Inflation Index	6.7%	9.5%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Index

1. EXECUTIVE SUMMARY

2. **DCF ASSUMPTIONS**
   - **AmBev Brazil**
   - **Quinsa**

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

DCF Assumptions: Cash Flow
AmBev Brazil – Revenues Forecasts

- Itaú BBA considered, for the purpose of this analysis, the break down of AmBev's operations in Brazil and other Latin American countries, excluding Quinsa's operations, ("AmBev Brazil") and the main product segments commercialized in those markets:



Net Revenues
(R$ million)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Beer Brazil
SoftDrink+NANC Brazil
Others*

*Segment "Others" includes projections for the international beer operations in Venezuela, Guatemala, Ecuador, Peru and Dominican Republic and also soft drinks operations in Peru and Dominican Republic

DCF Assumptions: Cash Flow

AmBev Brasil – Revenues Forecasts

- **Volumes Sold and Average Net Revenues per Hectoliter sold by AmBev**
- **AmBev Brasil revenues were estimated according to expectations for the growth of volumes sold, average prices charged in each market segment, expectations for economic growth and the competitive position of the company in the several markets it maintains businesses.**


Volumes
(000' HL)
120
100
80
60
40
20
0
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Beer Brasil
Soft Drink + Nanc Brasil
Other International
Net Revenues / HL
(R$ / 00' liters)
200
180
160
140
120
100
80
60
40
20
0
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Beer Brasil
Soft Drink + Nanc Brasil
Other International



DCF Assumptions: Cash Flow

AmBev Brazil – Operating Costs

❖ **To forecast AmBev Brazil costs, Itaú BBA considered the break down of costs per product line and estimated fixed and variable cost structure.**

✓ **Variable Costs:** considering the analysis of historical costs per main product line and interviews with AmBev management, Itaú BBA projected variable costs for each product line as a function of the projected revenues. In addition, Itaú BBA also considered, according to interviews with AmBev management, cost estimates as a function of fluctuations of basic raw materials prices and other costs related to foreign exchange fluctuations *vis-a-vis* AmBev's hedging policies.

✓ **Fixed Costs:** fixed costs were estimated according to historical costs observed for each product line, adjusted by the average inflation projected for each year.

DCF Assumptions: Cash Flow

AmBev Brazil – Gross Profit



Net Revenues & Gross Profit
(R$ million)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Net Revenues
Gross Profit

InBev AmBev

DCF Assumptions: Cash Flow

AmBev Brazil – Expenses

❖ **Expenses projections:**

- ✓ **Marketing and Sales Expenses**
  - ✓ The forecasts of sales and marketing expenses were based on observations of historical expenses of the company, according to perspectives for the competitive environment in each business segment as discussed with the companies' management and also adjusted by forecasted price indexes.
- ✓ **Direct Distribution Expenses**
  - ✓ Direct distribution expenses were projected in line with sales volume forecasts and taking into account AmBev's management perspectives about the volumes distributed through direct distribution channel.
- ✓ **Administrative Expenses**
  - ✓ The forecasts for administrative expenses were made considering adjustments in line with forecasted inflation indexes.

DCF Assumptions: Cash Flow

AmBev Brazil – Expenses

InBev AmBev


Expenses
(R$ million)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Others International
General and Administrative Expenses – Brazil
Direct Distribution Expenses – Brazil
Sales and Marketing Expenses – Brazil

DCF Assumptions: Cash Flow

AmBev Brazil – Capital Expenditures

❖ Main AmBev's investments:

- ✓ Expenditures related to the migration to direct distribution: relates to expenses in connection with the increase of the volumes distributed throgh direct distribution channel;
- ✓ Coolers installation and maintenance: expenditures to install and maintain coolers with AmBev brands at sales points;
- ✓ Turnover assets (glass bottles): renewal and increase of glass bottles inventory in order to support increase in sales;
- ✓ Industrial maintenance expenses and others: expenditures for maintenance and related to the international businesses as well as other less relevant investments


CAPEX
(R$ million)
900
800
700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

*The reduction in investments in 2006 is due to the conclusion, in 2005, of the migration to direct distribution and the investments related thereto. Growth of the investments is mainly related to the growth in volumes sold, as result of higher expenses with maintenance and bottles.



DCF Assumptions: Cash Flow

AmBev Brazil – Other Considerations

- ❖ **Working Capital & Taxes**
  - ✓ **Itaú BBA forecasted the change in net working capital necessity according to the following assumptions:**
    - ✓ Average suppliers turnover: maintenance of average turnovers in line with historical ratios observed in AmBev operations.
    - ✓ Average inventory and accounts receivable turnover: based on the analysis and interviews with AmBev's management, Itaú BBA adopted historical turnovers observed in AmBev operations.
    - ✓ Average turnover for other current assets and liabilities: based on the analysis and interviews with AmBev's management, Itaú BBA adopted historical turnovers observed in AmBev operations.

- ❖ **Taxes and Social Contribution**
  - ✓ For the forecast of Taxes and Social Contribution paid by AmBev, Itaú BBA considered available tax benefits in connection with Social Contribution (negative balances) and tax losses according to generally accepted practices and interviews with AmBev's management.

Valuation Results

AmBev Brazil – Weighted Average Cost of Capital

❖ WACC Calculation

- The discount rate used was the weighted average cost of capital estimated for AmBev Brazil, considering forecasted nominal free cash flows :

T = Effective Tax Rate

- The cost of equity (Ke) was computed according to the Capital Asset Pricing Model, including the addition of a premium for the Brazilian country risk, resulting in 13.3%. The cost of debt (Kd) used was approximately 10%;

Rf = Risk-free rate
Rb = Country risk
Rm = Market return
β_L = Levered Beta

- The Beta (β_L) for AmBev Brazil was computed based on the analysis of comparable companies' Betas and levered to the forecasted ideal capital structure for AmBev Brazil

Valuation Results

AmBev Brazil – Weighted Average Cost of Capital

❖ Cost of Debt

- ✓ **Cost of Debt:** estimated at 10%.
- ✓ **Effective Tax Rate :** 26.0%.

❖ Cost of Equity

- ✓ **Risk-free Rate:** 4.58% based on the yield to maturity of the 10-year North American T-Bond as of June 30th, 2004
- ✓ **Market Premium:** 5.2% computed according to the geometric average of the market premium in relation to the 10-year T-Bond; from 1928 to 2001. (*source: Damodaran*)
- ✓ **Brazilian Country Risk:** estimated at 5.0% according to the historical spread between Brazilian Republic Bond and UST Bonds and considerations of Itaú BBA economic department, capturing the bank's perception of Brazilian Country Risk.
- ✓ **Beta:** computed based on the analysis of comparable companies' unlevered Betas, levered to the ideal capital structure for AmBev Brazil.

Valuation Results

AmBev Brazil – Weighted Average Cost of Capital

- **Results:**

  Weighted Average Cost of Capital

Beta Comparable Companies

Company	Beta	
CCU	0.88	14%
MOLSON	0.64	22%
SABMILLER	0.57	24%
GRUPO MODELO	0.63	0%
ADOLPH COORS	0.57	33%
HEINEKEN	0.25	23%
ANHEUSER-BUSCH	0.26	16%
INTERBREW	0.47	24%
BOSTON BEER CO.	0.81	0%
KIRIN BREWERY CO.	0.46	21%
Mediana	0.57	22%

Unlevered Beta	0.57
Levered Beta	0.72
Risk Free Rate	4.58%
Brazilian Country Risk	5.0%
Rm-Rf	5.2%
Ke	13.3%
Kd x (1-T)	7.5%
T	26.0%
% Debt**	25%
% Equity**	75%

* Cash flow was discounted at WACC ± 0,35%

** Determined according to the estimated ideal capital structure, analysis of comparable companies and the perception of Itaú BBA

*** $K_d = R_f + R_{País}$ + spread de 0,5%

Valuation Results

AmBev Brazil – Results*

Net Revenues	9,391	10,639	11,623	12,552	13,513	14,503	15,425	16,358	17,295	18,214
CoGS	(3,916)	(4,310)	(4,677)	(5,007)	(5,347)	(5,706)	(6,035)	(6,367)	(6,702)	(7,031)
Gross Profit	5,475	6,329	6,946	7,545	8,166	8,797	9,391	9,990	10,593	11,183
Gross margin	58.3%	59.5%	59.8%	60.1%	60.4%	60.7%	60.9%	61.1%	61.2%	61.4%
Operating Expenses	(2,641)	(2,930)	(3,093)	(3,235)	(3,391)	(3,559)	(3,714)	(3,875)	(4,043)	(4,214)
EBIT	2,834	3,400	3,853	4,310	4,775	5,238	5,677	6,115	6,550	6,969
Depreciation Expenses	684	704	685	657	639	631	632	636	644	657
EBITDA	3,518	4,104	4,538	4,967	5,414	5,870	6,308	6,751	7,195	7,626
EBITDA Margin	37.5%	38.6%	39.0%	39.6%	40.1%	40.5%	40.9%	41.3%	41.6%	41.9%



* Includes Brazilian e Other International operations


EBITDA and EBITDA margin
(R$ million)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
42.5%
40.0%
37.5%
35.0%
32.5%
30.0%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
EBITDA
EBITDA Margin

Valuation Results

AmBev Brazil – Free Cash Flow*

❖ Projected Free Cash Flows (R$ million)

EBITDA	2,112	**3,518**	**4,104**	**4,538**	**4,967**	**5,414**	**5,870**	**6,308**	**6,751**	**7,195**	**7,626**
EBITDA Margin	39.4%	37.5%	38.6%	39.0%	39.6%	40.1%	40.5%	40.9%	41.3%	41.6%	41.9%
Income Taxes and Social Contribution	(344)	(573)	(658)	(765)	(889)	(1,217)	(1,531)	(1,655)	(1,778)	(1,898)	(2,012)
CAPEX	(471)	(785)	(611)	(541)	(570)	(600)	(633)	(651)	(679)	(706)	(731)
Change in NWC	(60)	(100)	(116)	(115)	(87)	(90)	(92)	(87)	(87)	(88)	(86)
Minority Interest	(60)	(99)	(119)	(135)	(151)	(167)	(183)	(199)	(214)	(229)	(244)
Other Cash Operating Revenues	(35)	(58)	(65)	(72)	(78)	(83)	(89)	(95)	(101)	(107)	(113)
Unlevered Free Cash Flow	1,142	**1,903**	**2,535**	**2,911**	**3,193**	**3,257**	**3,341**	**3,622**	**3,892**	**4,166**	**4,440**

* Includes Brazilian and Other International operations

		2S04	2005	2006	2007	2008	2009	2010	2011	2012	2013
	Unlevered Free Cash Flow (US$)	382	823	933	1,007	1,014	1,025	1,094	1,158	1,222	1,283
	Perpetuity (US$)***	-	-	-	-	-	-	-	-	-	15,924
Lower Limit WACC 12,2%	NPV Free Cash Flow (US$)	361	693	700	673	605	544	518	489	460	430
	NPV Perpetuity (US$)	-	-	-	-	-	-	-	-	-	5.124
Upper Limit WACC 11,5%	NPV Free Cash Flow (US$)	362	699	711	688	622	563	540	512	485	457
	NPV Perpetuity (US$)	-	-	-	-	-	-	-	-	-	5.915



Cash flows converted to US Dollars, in line with Nominal WACC in such currency
**The sum of the PV of Free Cash Flow converted with the exchange rate of R$ 3,08/US$ (closing of 30/06/2004)
*** WACC at 11.84%

InBev AmBev

Valuation Results

AmBev Brasil- Free Cash Flow

❖ Caculation of the Value at Perpetuity



$\frac{\text{Free Cash Flow}_{2013} \times (1+g)}{(WACC - g)}$
Lower Limit 12,2%
Upper Limit 11,5%

Value at Perpetuity $= \frac{4.440 \times 1,035}{(0,122 - 0,035)} =$ R$ 52,8 billion

Value at Perpetuity $= \frac{4.440 \times 1,035}{(0,115 - 0,035)} =$ R$ 57,5 billion

Valuation Results

AmBev Brazil – Results

- **Economic Value of AmBev Brazil assuming *WACC* of 11.5% to 12.2% *per annum***

WACC	11.5%	⟷	12.2%
(+) FCF NPV	R$ 17.388 MM		R$ 16.875 MM
(+) Perpetuity NPV	R$ 18.241 MM		R$ 15.804 MM
(=) Firm Value	**R$ 35.630 MM**	⟷	**R$ 32.679 MM**
(+) Cash	R$ 2.027 MM		R$ 2.027 MM
(-) Debt	R$ 5.960 MM		R$ 5.960 MM

Index

1. EXECUTIVE SUMMARY

2. **DCF ASSUMPTIONS**
   - **AmBev Brazil**
   - **Quinsa**

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

DCF Assumptions: Cash Flow

Quinsa – Projections

- Itaú BBA considered, for the purpose of this analysis, Quinsa's operations separated from AmBev Brazil and the main product segments commercialized in such markets:
- Revenues from Quinsa were estimated based on expectations for the growth in volumes sold, average prices charged for each market the company maintains businesses, expectations for economic growth and the competitive postion of the company in such markets.


Net Revenue
(P$ Million)
Milhões
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Beer
Soft-Drink

DCF Assumptions: Cash Flow

Quinsa– Projections

- **Volumes Sold and Average Net Revenues per Hectoliter sold by Quinsa:**

  - Revenues from Quinsa were estimated based on expectations for the growth in volumes sold, average prices charged for each market the company maintains businesses, expectations for economic growth and the competitive postion of the company in such markets.



Volumes
(000' HL)
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Beer
Soft-Drink
Net Revenue / HL
(R$ / 00' liters)
180
160
140
120
100
80
60
40
20
0
Beer
Soft Drink

DCF Assumptions: Cash Flow

Quinsa – Operating Costs

- For the forecast of costs of Quinsa, we considered the estimated break down of variable and fixed costs, consistent with the sales volume per product of the company.


Net Revenue & Gross Profit
(P$ million)
Million
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Net Revenue
Gross Profit

DCF Assumptions: Cash Flow

Quinsa – Expenses

- ❖ **Expenses forecasts:**

  - ✓ **Marketing and Sales Expenses**

    - ✓ The forecasts of sales and marketing expenses were based on observations of historical expenses of the company, and according to perspectives for the competitive environment in each business segment as discussed with the companies' management and also adjusted by forecasted price indexes.

  - ✓ **Distribution Expenses**

    - ✓ Distribution expenses were forecasted in line with sales volume forecasts and taking into account AmBev's management perspectives for future distribution expenses.

  - ✓ **Administrative Expenses**

    - ✓ The forecasts for administrative expenses were made considering adjustments in line with forecasted inflation indexes.

DCF Assumptions: Cash Flow
Quinsa – Expenses



- Expenses Forecasts (P$ Million)


900
800
700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Sales, Marketing and Distribution Expenses
Administrative Expenses

DCF Assumptions: Cash Flow

Quinsa – Investiments

❖ **Main investments considered:**

- ✓ Coolers installation and maintenance: expenditures to install and maintain coolers with Quinsa's brands at sales points;
- ✓ Turnover assets (glass bottles): renewal and increase of glass bottles inventory in order to support increase in sales;
- ✓ Industrial maintenance expenses and others: expenditures for maintenance as well as other less relevant investments


CAPEX
(P$ million)
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

*Growth of the investments is mainly related to the growth in volumes sold, resulting in higher expenses with maintenance and bottles.

DCF Assumptions: Cash Flow
Quinsa – Other Considerations

- **Working Capital & Taxes**
  - ✓ **Projected change in net working capital needs considered the the following premises:**
    - ✓ Average suppliers turnover: maintenance of average turnovers in line with historical ratios observed in Quinsa's operations.
    - ✓ Average inventory and accounts receivable turnover: based on analysis and interviews with AmBev's management, Itaú BBA adopted historically observed turnovers ratios.
    - ✓ Average turnover for other current assets and liabilities: based in analyses and interviews with AmBev's management, Itaú BBA adopted historically observed turnovers ratios.

- **Taxes ans Social Contribution**
  - ✓ For the forecast of Taxes paid by Quinsa, we considered available tax losses according to generally accepted practices and interviews with the management of AmBev and Quinsa.

Valuation Results

Quinsa – Weighted Average Cost of Capital

WACC Computation

- The discount rate used was the weighted average cost of capital estimated for Quinsa, considering forecasted nominal free cash flows :

  T = Effective Tax Rate

- The cost of equity (Ke) was computed according to the Capital Asset Pricing Model, including the addition of a premium for the Argentine country risk, resulting in 17.3%. The cost of debt (Kd) was approximately 14.6%;

  Rf = Risk-free rate
  Rb = Country risk
  Rm = Market return
  β_L = Levered Beta

- The Beta (β_L) for Quinsa was computed based on the analysis of comparable companies' Betas and levered to the forecasted ideal capital structure for Quinsa

Valuation Results

Quinsa – Weighted Average Cost of Capital

❖ Cost of Debt

- ✓ **Cost of Debt:** estimated at 14.6%.
- ✓ **Effective Tax Rate :** 30.0%.

❖ Cost of Equity

- ✓ **Risk-free Rate:** 4.58% according to the yield to maturity of the 10-year North American T-Bond as of June 30th, 2004
- ✓ **Market Premium:** 5.2% computed according to the geometric average of the market premium in relation to the 10-year T-Bond; from 1928 to 2001. (*source: Damodaran*)
- ✓ **Argentine Country Risk:** estimated at 9.0% according to historical ratings of different countries and their spreads over UST Bonds as well as considerations of Itaú BBA economic department, capturing the bank's perception of Brazilian Country Risk.
- ✓ **Beta:** computed based on the analysis of comparable companies' unlevered Betas, levered to the ideal capital structure for Quinsa.

Valuation Results
Quinsa – Weighted Average Cost of Capital

- **Results:**
  Weighted Average Cost of Capital

Beta Comparable Companies

CCU	0.88	14%
MOLSON	0.64	22%
SABMILLER	0.57	24%
GRUPO MODELO	0.63	0%
ADOLPH COORS	0.57	33%
HEINEKEN	0.25	23%
ANHEUSER-BUSCH	0.26	16%
INTERBREW	0.47	24%
BOSTON BEER CO.	0.81	0%
KIRIN BREWERY CO.	0.46	21%
Mediana	0.57	22%

Unlevered Beta	0.57
Levered Beta	0.71
Risk Free Rate	4.58%
Argentine Country Risk	9.0%
Rm-Rf	5.2%
Ke	17.3%
Kd x (1-T)	10.2%
T	30.0%
% Debt**	25%
% Equity**	75%

* Cash flow was discounted at WACC ± 0,35%
** Determined according to the estimated ideal capital structure, analysis of comparable companies and the perception of Itaú BBA
*** $K_d = R_f + R_{País}$ + spread de 1,0%

Valuation Results

Quinsa – Results

❖ Results (P$ million)

Net Revenues	**2,048**	**2,307**	**2,490**	**2,682**	**2,882**	**3,090**	**3,306**	**3,529**	**3,760**	**3,997**
Gross Profit	**1,132**	**1,302**	**1,435**	**1,572**	**1,712**	**1,857**	**2,006**	**2,160**	**2,319**	**2,483**
Gross Margin	55.3%	56.5%	57.6%	58.6%	59.4%	60.1%	60.7%	61.2%	61.7%	62.1%
Operating Expenses	**(551)**	**(593)**	**(616)**	**(640)**	**(667)**	**(696)**	**(726)**	**(758)**	**(791)**	**(825)**
EBIT	**581**	**709**	**820**	**931**	**1,045**	**1,161**	**1,280**	**1,402**	**1,528**	**1,658**
Depreciation Expenses	237	214	194	177	164	153	145	138	133	129
EBITDA	**818**	**923**	**1,013**	**1,109**	**1,209**	**1,315**	**1,425**	**1,541**	**1,661**	**1,787**
EBITDA Margin	39.9%	40.0%	40.7%	41.3%	42.0%	42.5%	43.1%	43.7%	44.2%	44.7%


EBITDA and EBITDA Margin
(P$ million)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
45.0%
42.5%
40.0%
37.5%
35.0%
32.5%
30.0%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
EBITDA
EBITDA Margin

Valuation Results

Quinsa – Free Cash Flow

❖ Projected Free Cash Flow (P$ million)

EBITDA	**406**	**818**	**923**	**1,013**	**1,109**	**1,209**	**1,315**	**1,425**	**1,541**	**1,661**	**1,787**
EBITDA Margin	40.5%	39.9%	40.0%	40.7%	41.3%	42.0%	42.5%	43.1%	43.7%	44.2%	44.7%
Taxes	(20)	(40)	(79)	(246)	(279)	(314)	(348)	(384)	(421)	(459)	(497)
CAPEX	(44)	(88)	(86)	(88)	(92)	(95)	(98)	(102)	(105)	(108)	(111)
Changes in NWC	(15)	(30)	(17)	(12)	(13)	(14)	(14)	(15)	(16)	(16)	(17)
Management Participation	(10)	(20)	(22)	(23)	(24)	(25)	(26)	(27)	(28)	(29)	(30)
Unlevered Free Cash Flow	**317**	**640**	**719**	**644**	**700**	**762**	**827**	**897**	**971**	**1,049**	**1,132**

		2S04	2005	2006	2007	2008	2009	2010	2011	2012	2013
	Unlevered Free Cash Flow (US$)	106	219	192	205	219	233	248	264	279	295
	Perpetuity (US$)		-	-	-	-	-	-	-	-	2,547
Lower Limit WACC 15,9%	NPV Free Cash Flow (US$)	99	176	133	123	113	104	95	87	80	73
	NPV Perpetuity (US$)	-	-	-	-	-	-	-	-	-	612
Upper Limit WACC 15,2%	NPV Free Cash Flow (US$)	99	177	135	125	116	107	99	91	84	77
	NPV Perpetuity (US$)	-	-	-	-	-	-	-	-	-	687



Cash flows converted to US Dollars, in line with Nominal WACC in such currency
**The sum of the PV of Free Cash Flow converted with the exchange rate of R$ 3,08/US$ (closing of 30/06/2004)
*** WACC at 15.5%

Valuation Results

Quinsa - Perpetuity

❖ Caculation of the Value at Perpetuity


InBev AmBev
Free Cash Flow 2013 x (1+g) / (WACC – g)
Lower Limit 15,9%
Upper Limit 15,2%

$$\text{Value at Perpetutity} = \frac{1.132 \times 1,035}{(0,159 - 0,035)} = \text{P\$ 9,5 billion}$$

$$\text{Value at Perpetutity} = \frac{1.132 \times 1,035}{(0,152 - 0,035)} = \text{P\$ 10,1 billion}$$

Valuation Results

Quinsa – Results

❖ **Economic Value of AmBev Brazil assuming *WACC* of 15.2% to 15.9% *per annum***

WACC	**15.2%**	⟷	**15.9%**
(+) FCF NPV	R$ 3.432 MM		R$ 3.340MM
(+) Perpetuity NPV	R$ 2.119 MM		R$ 1.887 MM
(=) Firm Value	**R$ 5.551 MM**	⟷	**R$ 5.227 MM**
(+) Cash	R$ 561 MM		R$ 561 MM
(-) Debt*	R$ 1.392 MM		R$ 1.392 MM
(=) Equity Value	**R$ 4.720 MM**	⟷	**R$ 4.397 MM**
AmBev Stake in Quinsa	**50,34%**		**50,34%**

*Includes long and short term debt and minority interest

Index

1. EXECUTIVE SUMMARY

2. DCF ASSUMPTIONS

3. **VALUATION RESULTS**

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

Valuation Results

Results

❖ **Valuation of the AmBev shares (R$)**

✓ **Itaú BBA performed the valuation considering three different methodologies, being the Discounted Cash Flow the method considered the most adequate for determining the fair value of the shares of AmBev.**



R$ million			
Economic Value			
AmBev – Brazilian Operations (excluding Quinsa)	28.746	30.159	31.697
Quinsa (proportional)[1]	2.213	2.292	2.376
Total	**30.959**	**32.451**	**34.073**
Number of Outstanding Shares	37,813,378,604	37,813,378,604	37,813,378,604
Total per thousand shares	**819**	**858**	**901**
	AMBV3	AMBV4	
Market Value per thousand shares	952.8	629.1	
	31-Mar-04	30-Jun-04	
Consolidated Book Value per thousand shares	115.0	104.9	

(1) Considers 50,34% interest in Quinsa

(2) Weighted average price from September 1st, 2003 to August 30th, 2004

(3) Consolidated book value

Valuation Results

Sensitivity Analysis

Equity Value AmBev Brazil (R$ million)

Perpeuity Growth	WACC 11.1%	11.5%	11.8%	12.2%	12.5%
2.0%	29,912	28,591	27,365	26,224	25,161
2.5%	30,933	29,511	28,196	26,978	25,846
3.0%	32,080	30,539	29,122	27,814	26,602
3.5%	33,376	31,697	30,159	28,746	27,443
4.0%	34,854	33,008	31,328	29,792	28,382
4.5%	36,555	34,508	32,656	30,973	29,438
5.0%	38,533	36,238	34,178	32,320	30,633

Value of AmBev Interest in Quinsa (R$ million)

Perpeuity Growth	WACC 14.8%	15.2%	15.5%	15.9%	16.2%
2.0%	2,318	2,241	2,168	2,098	2,032
2.5%	2,363	2,282	2,206	2,134	2,065
3.0%	2,412	2,327	2,247	2,172	2,101
3.5%	2,465	2,376	2,292	2,213	2,139
4.0%	2,523	2,429	2,341	2,258	2,180
4.5%	2,587	2,488	2,394	2,307	2,225
5.0%	2,657	2,551	2,453	2,360	2,274

Index

1. EXECUTIVE SUMMARY

2. DCF ASSUMPTIONS

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

Historical Prices

❖ Summary Chart: Negotiation of AmBev Common Shares

Sep-03	192	21,080,000	12,423,578	589
Oct-03	225	18,350,000	10,901,048	594
Nov-03	231	27,290,000	16,193,208	593
Dec-03	298	41,180,000	25,378,785	616
Jan-04	183	12,890,000	8,583,604	666
Feb-04	243	23,230,000	15,693,074	676
Mar-04	1,435	207,030,000	193,876,492	936
Apr-04	470	70,960,000	70,075,709	988
May-04	576	75,130,000	82,030,518	1,092
Jun-04	327	85,030,000	102,029,100	1,200
Jul-04	186	37,430,000	43,926,845	1,174
Aug-04	296	40,120,000	47,485,426	1,184

Volume Total	628,597,387
(/) Quantidade Negociada	657,720,000
	952.8 por mil ações

Historical Prices

❖ Summary Chart: Negotiation of AmBev Preferred Shares

Sep-03	9,374	868,350,000	570,671,602	657
Oct-03	8,540	644,250,000	410,161,588	637
Nov-03	8,869	680,530,000	445,089,100	654
Dec-03	6,564	565,340,000	389,722,653	689
Jan-04	9,403	739,300,000	548,128,071	741
Feb-04	7,299	596,220,000	430,574,009	722
Mar-04	32,627	2,582,100,000	1,548,530,172	600
Apr-04	10,564	819,610,000	445,658,952	544
May-04	10,189	1,021,450,000	566,399,888	555
Jun-04	7,542	981,490,000	590,378,630	602
Jul-04	7,688	1,202,390,000	773,167,959	643
Aug-04	7,768	683,820,000	443,962,883	649

Volume Total	7,162,445,508
(/) Quantidade Negociada	11,384,850,000
	629.1 por mil ações

Index

1. EXECUTIVE SUMMARY

2. DCF ASSUMPTIONS

3. VALUATION RESULTS

APPENDIX I: MARKET PRICES

APPENDIX II: GLOSSARY

Glossary

❖ Most Relevant Technical Expressions Used in this Report:

❖ **CAPEX** – **Capital Expenditures (English), represents the investments of the Company for maintenance of its ordinary operations and capacity expansions, when applicable.**

❖ **EBIT** – **Earnings Before Interest and Taxes (English), represents the results of the Company after the deduction of all expenses and costs of operations but before the deduction of financial expenses and taxes.**

❖ **EBIT** – **Earnings Before Interest and Taxes (English), represents the results of the Company after the deduction of all expenses and costs of operations but before the deduction of financial expenses, taxes, depreciation and amortization.**

❖ **WACC** – **Weighted Average Cost of Capital (English), is the average cost of capital of the Company.**

❖ **NANC** – **Non Alcoholic Non Carbonated Drinks (English), designation used in the beverage sector for Non Alcoholic Non Carbonated Drinks (such as teas, Marathon e Gatorade).**

InBev
Companhia de Bebidas das Américas - AmBev

InBev

Americas Beverage Company
Compañia de Bebidas de Las Americas
Companhia de Bebidas das Américas
AmBev

Itaú BBA